Exhibit 99.1

Smart Share Global Limited Announces Second Quarter 2021 Results

Revenues increased 52.9% year-over-year for the second quarter of 2021

Number of POIs1 reached 771 thousand as of the end of the second quarter of 2021

SHANGHAI, China, August 23, 2021 -- Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended June 30, 2021.

HIGHLIGHTS FOR THE SECOND QUARTER OF 2021

•	Revenues for the second quarter of 2021 were RMB972.4 million (US$150.6 million2), an increase of 52.9% from the second quarter of 2020.

•	As of June 30, 2021, our services were available in 771 thousand POIs, compared with 716 thousand as of March 31, 2021.

•	As of June 30, 2021, our available-for-use power banks[3] were 6.0 million, compared with 5.6 million as of March 31, 2021.

•	As of June 30, 2021, cumulative registered users[4] reached 255.1 million, with 19.4 million newly registered users acquired during the quarter.

•	Adjusted net income[5] for the second quarter of 2021 was RMB17.2 million (US$2.7 million).

“We are pleased to announce solid second quarter results with revenues growing 52.9% year-over-year, which is above the upper end of our previous guidance range, despite the negative impact of COVID,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “As a result of continued POI and power bank expansion, we were able to reinforce our leadership and grow our market share to 35.2% within the mobile device charging service industry during the first half of 2021.”

“Efficiency has always been the hallmark of Energy Monster that differentiated us from our peers,” said Peifeng Xu, Chief Operating Officer. “We continue to dynamically balance growth and operational efficiency based on market conditions. In the future, we believe the increase in our business development team and network partners in conjunction with our industry-leading efficiency will allow us to accelerate the advantages of the network effect.”

“Looking into the third quarter, we continue to see headwinds that will impact what traditionally has been the peak quarter of the year,” said Maria Yi Xin, Chief Financial Officer. “Despite these challenges, we are committed to remaining focused on our long-term strategies of providing best-in-class services and value-propositions to our users, location partners, and network partners. By focusing on these strategies, we will be able to further distinguish ourselves from our industry peers and to deliver long-term value to our shareholders.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with us or our network partners on that day.

2 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021, which was RMB6.4566 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

4 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date;

5 See the sections entitled “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2021

Revenues were RMB972.4 million (US$150.6 million) for the second quarter of 2021, representing a 52.9% increase from the same period in 2020. The increase was primarily due to the increase in revenues from mobile device charging business.

•	Revenues from mobile device charging business increased by 51.6% to RMB931.6 million (US$144.3 million) for the second quarter of 2021 from RMB614.5 million in the same period of 2020. The increase was primarily attributable to the increase in the number of POIs and available-for-use power banks.

•	Revenues from power bank sales increased by 83.2% to RMB31.6 million (US$4.9 million) for the second quarter of 2021 from RMB17.2 million in the same period of 2020. The increase was primarily attributable to the increase in the number of POIs, available-for-use power banks and customers that select to purchase the power bank.

•	Revenues from other revenues, which mainly comprise of revenue from adverting services, increased by 111.1% to RMB9.2 million (US$1.4 million) for the second quarter of 2021 from RMB4.4 million in the same period of 2020. The increase was primarily attributable to the increase in users and advertisement efficiency.

Cost of revenues increased by 44.8% to RMB138.7 million (US$21.5 million) for the second quarter of 2021 from RMB95.8 million in the same period last year. The increase of cost of revenues was primarily due to the increase in operational scale resulting in increases in maintenance cost, disposal cost and logistics expenses.

Research and development expenses increased by 25.3% to RMB20.5 million (US$3.2 million) for the second quarter of 2021 from RMB16.4 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses increased by 64.6% to RMB771.0 million (US$119.4 million) for the second quarter of 2021 from RMB468.4 million in the same period last year. The increase was primarily due to the increase in incentive fees paid to location partners and network partners from the increase in mobile device charging business revenues and the increase in personnel related expenses.

General and administrative expenses increased by 49.3% to RMB28.7 million (US$4.4 million) for the second quarter of 2021 from RMB19.2 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Income from operations for the second quarter of 2021 was RMB18.8 million (US$2.9 million), compared to RMB39.2 million in the same period last year. Operating margin for the second quarter of 2021 was 1.9%, compared to 6.2% in the same period last year.

Net income for the second quarter of 2021 was RMB8.2 million (US$1.3 million), compared to RMB29.9 million in the same period last year. Adjusted net income for the second quarter of 2021 was RMB17.2 million (US$2.7 million), compared to RMB38.8 million in the same period last year. Net margin for the second quarter of 2021 was 0.8%, compared to 4.7% in the same period last year.

Net income attributable to ordinary shareholders for the second quarter of 2021 was RMB8.2 million (US$1.3 million), compared to a net loss attributable to ordinary shareholders of RMB641.4 million in the same period last year.

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.1 billion (US$476.1 million).

Business Outlook

For the third quarter of 2021 ending September 30, 2021, the Company expects to generate RMB900 million to RMB930 million of revenues. This forecast considers the potential impact of the COVID-19 outbreak and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China.

Conference Call Information

The company will hold a conference call at 08:00 A.M. Eastern Time on Monday, August 23, 2021 (08:00 P.M. Beijing Time on Monday, August 23, 2021) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5330
United States:	+1-347-549-4094
Mainland China:	400-820-6895
China Hong Kong:	+852-3018-8307

Conference ID / Passcode:	8113308

Participants may also access the call via webcast: https://edge.media-ser›ver.com/mmc/p/9yz2ecex

A telephone replay will be available through August 31, 2021. The dial-in details are as follows:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Mainland China:	400-632-2162
China Hong Kong:	+852-3051-2780

Access Code:	8113308

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with the number one market share. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2021, the company had 6.0 million power banks in 771,000 POIs across more than 1,600 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company's non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company's non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company's financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses and change in fair value of warrant liabilities in connection with a warrant to purchase Series A-1 Preferred Shares at a fixed price provided to one of the Company's shareholders. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,252,493	2,888,758	447,412
Restricted cash	51,008	24,342	3,770
Short-term investments	170,552	160,948	24,928
Accounts receivable, net	18,743	22,849	3,539
Notes receivable	-	1,246	193
Inventory	-	3,633	563
Amounts due from related parties	-	462	72
Prepayments and other current assets	253,020	363,725	56,334

Total current assets	1,745,816	3,465,963	536,811

Non-current assets:
Property, equipment and software, net	963,453	964,057	149,313
Long-term prepayments to related parties	23,591	12,503	1,936
Other non-current assets	52,775	119,239	18,467

Total non-current assets	1,039,819	1,095,799	169,716

Total assets	2,785,635	4,561,762	706,527

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities:
Short-term borrowings	24,500	-	-
Accounts and notes payable	406,760	553,405	85,712
Amounts due to related parties-current	77,939	38,237	5,922
Salary and welfare payable	72,436	91,257	14,134
Taxes payable	7,134	7,985	1,237
Financing payable-current	46,854	61,424	9,513
Accruals and other current liabilities	219,212	218,902	33,904

Total current liabilities	854,835	971,210	150,422

Non-current liabilities:
Financing payable-non-current	197,297	143,815	22,274
Amounts due to related parties-non-current	1,000	1,000	155
Deferred tax liabilities, net	33,891	34,445	5,334

Total non-current liabilities	232,188	179,260	27,763

Total liabilities	1,087,023	1,150,470	178,185

MEZZANINE EQUITY
Mezzanine equity	5,137,872	-	-

SHAREHOLDERS' (DEFICIT)/EQUITY
Ordinary shares	83	329	51
Additional paid-in capital	-	11,786,014	1,825,421
Statutory reserves	16,592	16,592	2,570
Accumulated other comprehensive income	201,823	68,423	10,597
Accumulated deficit	(3,657,758)	(8,460,066)	(1,310,297)

Total shareholders' (deficit)/equity	(3,439,260)	3,411,292	528,342

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	2,785,635	4,561,762	706,527

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging business	614,543	931,564	144,281	923,319	1,748,327	270,781
Power bank sales	17,228	31,554	4,887	28,141	56,565	8,761
Others	4,375	9,235	1,430	7,351	14,339	2,221

Total revenues	636,146	972,353	150,598	958,811	1,819,231	281,763

Cost of revenues	(95,765)	(138,687)	(21,480)	(204,577)	(263,309)	(40,781)
Research and development expenses	(16,359)	(20,504)	(3,176)	(32,963)	(41,132)	(6,371)
Sales and marketing expenses	(468,449)	(771,041)	(119,419)	(787,527)	(1,432,716)	(221,899)
General and administrative expenses	(19,211)	(28,685)	(4,443)	(36,417)	(55,504)	(8,596)
Other operating income	2,815	5,410	838	12,640	16,115	2,496

Income/(loss) from operations	39,177	18,846	2,918	(90,033)	42,685	6,612

Interest and investment income	2,514	6,081	942	3,674	9,350	1,448
Interest expense to third parties	(9,665)	(10,173)	(1,576)	(18,511)	(20,612)	(3,192)
Interest expense to a related party	(276)	-	-	(276)	-	-
Foreign exchange losses, net	(80)	(4,472)	(693)	(485)	(2,031)	(315)
Other income/(loss), net	160	(1)	-	340	(202)	(31)
Change in fair value of warrant liabilities	(1,894)	-	-	(2,257)	-	-

Income/(loss) before income tax expense	29,936	10,281	1,591	(107,548)	29,190	4,522

Income tax expense	-	(2,069)	(320)	-	(5,882)	(911)

Net income/(loss)	29,936	8,212	1,271	(107,548)	23,308	3,611

Accretion of convertible redeemable preferred shares	(671,294)	-	-	(804,978)	(4,729,719)	(732,540)
Deemed dividend to preferred shareholders	-	-	-	-	(104,036)	(16,113)
Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(641,358)	8,212	1,271	(912,526)	(4,810,447)	(745,042)

Net income/(loss)	29,936	8,212	1,271	(107,548)	23,308	3,611

Other comprehensive income
Foreign currency translation adjustments, net of nil tax	(7,585)	(34,364)	(5,322)	(19,290)	(133,400)	(20,661)

Total comprehensive income/(loss)	22,351	(26,152)	(4,051)	(126,838)	(110,092)	(17,050)

Accretion of convertible redeemable preferred shares	(671,294)	-	-	(804,978)	(4,729,719)	(732,540)
Deemed dividend to preferred shareholders	-	-	-	-	(104,036)	(16,113)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(648,943)	(26,152)	(4,051)	(931,816)	(4,943,847)	(765,703)

Weighted average number of ordinary shares used in computing net (loss)/income per share
- basic	45,416,423	512,597,960	512,597,960	44,094,274	292,227,312	292,227,312
- diluted	45,416,423	525,284,968	525,284,968	44,094,274	292,227,312	292,227,312

Net (loss)/income per share attributable to ordinary shareholders
- basic	(14.12)	0.02	0.01	(20.69)	(16.46)	(2.55)
- diluted	(14.12)	0.02	0.01	(20.69)	(16.46)	(2.55)

Net income/(loss) per ADS attributable to ordinary shareholders
- basic	-	0.04	0.01	-	(32.92)	(5.10)
- diluted	-	0.04	0.01	-	(32.92)	(5.10)

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	29,936	8,212	1,271	(107,548)	23,308	3,611
Add:
Share-based compensation	6,989	8,945	1,385	13,005	17,086	2,646
Change in fair value of warrant liabilities	1,894	-	-	2,257	-	-
Adjusted net income/(loss) (non-GAAP)	38,819	17,157	2,656	(92,286)	40,394	6,257